Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

No Offering Statement

This document does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This document may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  KPE does not undertake to update any of these forward-looking statements.

Additional Information about the Transaction and Where to Find It

This document contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1/S-4 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR& Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

FINAL TRANSCRIPT

Conference Call Transcript

KPE.AS - Q3 2008 KKR PRIVATE EQUITY INVESTORS Earnings Conference Call

Event Date/Time: Nov. 03. 2008 / 9:00AM ET

Nov. 03. 2008 / 9:00AM ET, KPE.AS - Q3 2008 KKR PRIVATE EQUITY INVESTORS Earnings Conference Call

CORPORATE PARTICIPANTS

Kate Becher

KKR Private Equity Investors - Manager - Investor Relations

George Roberts

KKR Private Equity Investors - Co-Chairman

Paul Raether

Kohlberg Kravis Roberts & Co. - Partner

Kendra Decious

KKR Private Equity Investors - CFO

David Sorkin

Kohlberg Kravis Roberts & Co. - General Counsel

Scott Nuttall

Kohlberg Kravis Roberts & Co. - Partner

Tom Uger

Kohlberg Kravis Roberts & Co. - Executive

Bill Janetschek

Kohlberg Kravis Roberts & Co. - CFO

Jonathan Levin

Kohlberg Kravis Roberts & Co. - Executive

CONFERENCE CALL PARTICIPANTS

Sanjay Sakhrani

KBW - Analyst

Iain Scouller

UBS - Analyst

Arnaud Giblat

Merrill Lynch - Analyst

Michael Kim

Sandler O’Neill - Analyst

John Levin

Levin Capital - Analyst

Mark Sunderhuse

Red Rocks Capital - Analyst

Christopher Brown

Cazenove - Analyst

PRESENTATION

Operator

 Good day, ladies and gentlemen. Thank you for standing by. Welcome to today’s KKR Private Equity Investors, L.P. Third Quarter 2008 Financial Results Conference Call. At this time all participants are in a listen-only mode.

Following the presentation we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for your questions. As a reminder, today’s conference is being recorded, and now I’d like to turn the conference over to Kate Becher, Investor Relations Manager for KKR. Please go ahead, ma’am.

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Kate Becher  - KKR Private Equity Investors - Manager - Investor Relations

Thank you, Operator, and welcome, everyone, to KKR Private Equity Investors’ third quarter conference call to discuss the results for the period ended September 30, 2008. I am Kate Becher, the Investor Relations Manager for KPE.

Before we begin, we would like to remind everyone that the following prepared remarks contain forward-looking statements regarding future events and the future performance of KPE, and representatives from KPE may make additional forward-looking statements in response to your questions. These statements do not guarantee future events or performance. Therefore, undue reliance should not be placed upon them.

We refer you to the KPE website, www.kkrprivateequityinvestors.com, for important information, including a press release and financial report detailing KPE’s financial results for the quarter and nine months ended September 30, 2008. KPE does not assume any obligation to revise any forward-looking remarks that may be made in today’s release or call.

Today’s call is scheduled to conclude within an hour. On today’s call, George Roberts will give an overview of the quarter and an update on the proposed transaction between KKR and KPE. Following George’s remarks, Paul Raether will discuss many of KPE’s investments that had changing marks for the third quarter. Then KPE’s CFO, Kendra Decious, will review KPE’s financial performance for the quarter and nine month periods ended September 30, 2008. After Kendra’s remarks, we will answer your questions. With that, I will turn the call over to George Roberts.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Good morning, good afternoon, and good evening. Thank you for joining us. I’m George Roberts, Co-Chairman of the General Partner of KPE and Co-Founder of KKR. On today’s call, I will discuss how what has transpired in global capital markets during the third quarter impacted our business.

By any measure, the third quarter of 2008 was unusual. Volatility measures reached record highs during the quarter. Widespread deleveraging, in conjunction with central bank interventions, bankruptcies, mergers, and changing regulatory requirements fundamentally reshaped global equity and debt markets. Strategic business models for a wide range of financial institutions are being recalibrated in ways that will permanently alter the competitive dynamics of Wall Street.

As you might imagine, we’re extremely busy in this environment. We are highly focused on our portfolio. It is our view that in this environment, the intense focus and operating discipline we bring to our companies is more important than ever and will be a clear and critical differentiator.

Our focus on portfolio construction and operational expertise distinguishes our approach. We buy stable franchise companies, and we make them better by focusing on the growth over the long term. This is what we do. When all is well with the world, the economy is growing, interest rates are low, and multiples are increasing, it’s hard to understand what differentiates us. We believe firmly that this environment will provide us with an opportunity to prove that what we do is unique.

Let me first talk about portfolio construction. We buy companies that fit with our micro economic outlook, and we are prepared to hold them through all economic cycles. We have felt for the last few years we were heading towards a more difficult economic environment, and we focused on buying stable companies that would perform well in tough economic times. We are prepared to hold our portfolio companies for long periods of time, and we choose both how and when to exit those companies. We generally assume that we’ll exit these businesses at lower multiples than we entered.

For example, we bought companies such as Alliance Boots, Biomet, Dollar General, HCA, Energy Future Holdings, First Data, UN RO-RO, among others, in the 2006-2007 period, because we anticipated that defensive positioning could weather an economic downturn. We bought Dollar General, because we felt in a recession that people would rotate to discount stores. We bought First Data, because we felt in a recession people would use their credit cards more. We bought Energy Future Holdings, because we were able to hedge the majority of its cash flows for the next several years, and its business is not meaningfully correlated with the economy.

We bought these companies, because we felt we could make them better by applying our business practices to running these businesses. Running companies well is not easy. Yet, our review of our own portfolio has shown that EBITDA growth and deleveraging drive a large majority of value creation in our own funds, with multiple expansion driving the remainder.

Financial engineering can get you — cannot get you very far in today’s competitive investing environment. You have to increase revenues, cut costs, exploit competitive advantages, put in the right management teams, and generate cash to pay down debt. This means active ownership, and we are active owners.

Our global teams are organized by industry to ensure that, in choosing where to invest and how to improve the companies in which we invest, our focus will be on operational improvement. This expertise shapes our initial 100 day plans for operational improvement in our portfolio companies and drives all subsequent activities. This means that the deal team overseeing Biomet is focused on healthcare and can put its knowledge of the dynamics of other healthcare portfolio companies, such as HCA and Alliance Boots, to work at Biomet. It also allows our team to develop meaningful relationships with leading executives and other constituencies in their sectors, which not only help us to improve companies, but often generate new investment ideas.

While KKR has always known that operational expertise is critical to successful long-term private equity investments, the events of the past several months have reminded much of the world of the importance of this approach. Given the breadth and complexity of our portfolio, we wanted to share with you some summary statistics regarding the portfolio. Companies around the world and every industry are facing reductions in their valuations as a result of the turbulence in the capital markets. As we will discuss in more detail on this call, our portfolio is no different.

The third quarter of 2008 we reduced KPE’s net assets value by 15% to $18.85 per unit, compared to the $22.25 NAV on June 30, 2008. This reduction is largely due to the reductions in valuations of investments held in our private equity funds and underlying investments.

Within KPE’s investment portfolio, we wrote up the value of five portfolio companies held as KKR investments — fund investments and co-investments, and we wrote down the value of 26 portfolio companies held as KKR fund investments and co-investments, as well as three negotiated equity investments, which are specific to KPE. We take these numbers very seriously, and as Paul will discuss, company by company, plans to — how each company plans to address this market turbulence.

At the same time, all investors and operators face immediate challenges and reduced valuations on the whole. The companies in our portfolio are growing revenues and growing EBITDA, increasing margins, and paying down debt critical to their long-term success.

Through the third quarter, approximately 75% of our private equity portfolio companies had EBITDA above last year and/or above plan. Let me repeat that. Through the third quarter, approximately 75% of our private equity portfolio companies had EBITDA above last year and/or above plan.

In addition to the private equity portfolio, we are focused on prudently deploying the capital we have to invest. At first glance, investing this capital may appear challenging. Financing markets are undergoing systemic deleveraging. It will take time before liquidity returns to the market. Many businesses have seen their excess to financing erode over the last several months. Lending requirements are tightening, and the flexible financing terms that characterized investments in 2006 and 2007 are a thing of the past.

Despite these challenges, we are optimistic about being able to put this capital to work. Global equity market valuations have become more attractive, and we would expect companies to be increasingly open to the option of becoming private as a shield from the current volatility. Also, we are seeing the volatility in the financing markets result in companies looking for nontraditional sources of capital to grow, and, in many cases, to survive.

We are well positioned to act on investment opportunities that meet our strict criteria. We focus on companies with leading market shares, high and lasting barriers to entry, stable and predictable cash flow, proven management teams, and prudently designed capital structures.

Before turning the call over to Paul, I will give you two examples of our ability to generate strong returns on investments made during period of economic weakness such as the present. We compared the gross internal rate of return of our private equity investments made during various three year investment periods to the total returns that would have been generated had comparable amounts been invested in the S&P index at the same time for the same investment duration.

The investment periods were selected based on the negative, low, or modest growth occurring within those three year periods, as evidenced by the average annual change in the value of the S&P index. Three year period from 1986-1988 witnessed the October 1987 market crash, which was the largest one day percentage decline. Investments made during this period ended up generating a gross internal rate of return of 33.7% for investors, compared to 13% for the S&P. This is an outperformance of 20.7%.

Likewise, the period of 2001-2003 witnessed the end of the technology bubble and a wave of corporate accounting scandals. Investments made during the three year period generated a gross return of 33.2%, compared to the S&P index of 7.9%. This is an outperformance of 25.3%. These are just two examples, but there are others.

Past performance is obviously not a guarantee of future results, but we believe we have the talent, dedication, experience to manage our investments for long-term success. The ability to consistently outperform the market regardless of the economic environment separates the leaders from the laggards in alternative asset management. We believe that this track record, our integrated approach to investing, highly skilled people, operational focus, relationships, global reach, and access to capital will distinguish us from other firms.

As the financial industry recalibrates, KKR’s recalibrating. As the world continues to change in the future, we will also evolve. Our core value and mission will remain. We will always be patient, experienced investors who seek to create value over the long term. We will always focus on aligning the interest of the operators of our companies, limited partners who invest with us, and our firm.

We will continue to emphasize operational improvements that benefit multiple stakeholders. At the same, as we’ve done before, we will work to accomplish this mission by adjusting to changes in the macro economy, learning from our successes and our mistakes, and the lessons of others in the industry where we invest, and never be complacent.

Let me make a comment about our proposed transaction with KPE unit holders. My partner, Henry Kravis, and I, in conjunction with the senior leadership of the firm, believe that the proposed interaction between KPE and KKR will benefit KPE unit holders over the long term and is the right course of action for KKR.

The investment thesis for the transaction remains solid. The transaction allows KPE unit holders to have an investment in an entity with broader investor base and a more liquid trading market value for their securities. It allows for the payment of a regular quarterly distribution. It provides unit holders with an opportunity to participate in all the economics of KKR’s business, as opposed to only private equity investments.

It eliminates expense of fees and carries on KPE’s investments, which are currently paid out of KPE’s assets. It aligns the interest of unit holders and KKR principals. As a reminder, the transaction will make KKR the largest investor in our own investment products by a wide margin, with KKR and its executives having nearly $7 billion in, or committed to, our own products.

Lastly, the transactions gives KPE unit holders significant price protection for the contingent value interest, which allows unit holders to receive cash or units up to an additional 6% of the equity of the combined Company as of the closing of the transaction, to the extent that KKR units trade below KPE’s June 30 net asset value three years following the closing. This is value from the pockets of KKR principals that were given to unit holders in the event KKR stock does not perform as we anticipate.

With the consent of KPE unit holders, we are planning on entering the next phase of our evolution. We believe that this change will benefit unit holders, our Firm, our limited partners and other stakeholders, providing a larger platform and deeper capital base from to improve our portfolio companies and produce superior returns for investors.

Looking at the next steps for the transaction, we continue to go through the review process with the Securities and Exchange Commission and have refiled an amended registration statement with the SEC at the end of last week. We are assuming at this point that we will need to include third quarter KKR numbers, which we expect to provide in another several weeks from now. We remain committed to completing the transaction, but do not at this point expect the transaction to close until 2009. Now I will turn the call over to Paul to review company performance.

Paul Raether  — Kohlberg Kravis Roberts & Co. - Partner

Thank you, George. I will discuss the larger investments KPE holds that experienced changing marks during the third quarter and nine months ended September 30, 2008, including Energy Future Holdings, which we refer to as EFH, NXP, Aero Technical Support and Services, which we refer to as ACTS, KION, Capmark, and ProSieben. I will also discuss Alliance Boots, even though its mark did not change during the quarter.

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P., which we refer to as the Investment Partnership. As a reminder, we report according to US Generally Accepted Accounting Principles and adhere to Financial Accounting Standard 157, which addresses fair value measurements. FAS 157, as it is known, mandates the use of comparable company valuation analysis, discounted cash flow valuation methodologies, and other methodologies to value private companies on a quarterly basis.

We have not changed any of our valuation methodologies quarter over quarter, but because these methodologies are tied to the market, they contribute to greater quarterly swings in valuation and stronger ties to market volatility than would have been the case if the valuation were only tied to portfolio company operations. The overall market volatility of the third quarter, therefore, caused valuation changes across the portfolio that gives the impression of unusual changes in the underlying operations of our portfolio companies. In reality, these underlying operations are in general doing quite well.

Now let’s turn to the individual companies. Energy Future Holdings. At September 30, we marked our investment in EFH from 1.4 times cost, as of June 30, to 1 times cost, which is fair value. The aggregate fair value of the Investment Partnership’s investment in EFH, as of September 30, was $368 million, or 9.5% of net assets.

The decrease in the EFH valuation is due in large part to a decrease in the trading multiples of comparable companies, as well as a decrease in the value of EFH’s power generation assets, resulting from a decrease in the long-term outlook for natural gas and therefore, power prices in Texas. This caused the market September 30 to be moved down to original cost.

Based on the strong operating results at EFH, we had written EFH from cost to 1.4 times cost in the second quarter of 2008. EBITDA of EFH, year to date, is on track with our plan for the business. The company continues to roll forward its natural gas hedging program and is approximately 80% hedged against price fluctuations for the next five years. Operationally, the company’s plants continue to perform well, with nuclear and coal plant performance largely on plan.

Next, let’s turn to NXP. On a US dollar basis, the Investment Partnership’s investment in NXP was marked from 0.9 times cost at June 30 to 0.5 times cost as of September 30. The aggregate fair value of the Investment Partnership’s investment in NXP, as of September 30, was $139 million, or 3.6% of net assets.

NXP is struggling in a weak global semiconductor market, resulting in lower sales and under loading of semiconductor fabrication plants. NXP reported third quarter 2008 earnings on October 21. Comparable year-over-year sales in the third quarter fell 4.2%, while adjusted EBITDA, excluding the effects of purchase accounting, fell over 50% when compared to a year earlier.

Management announced a significant restructuring program in early September, designed to mitigate the continued impact of top line weakness on EBITDA. The program is targeted at reducing the company’s annual cost base by $550 million through major reductions of the manufacturing base, right sizing of central research and development, and reduction of support functions and is expected to affect approximately 4,500 people globally. The plan is expected to unfold between now and 2010. We believe these efforts should position the company well for an upturn in the highly cyclical semiconductor market.

NXP’s liquidity position continues to be strong as a result of its receipt of $1.6 billion in cash in July from its transfer of its businesses to the wireless joint venture with STMicroelectronics, of which we still retain a 20% stake.

ACTS. Our investment in ACTS was marked on both a Canadian dollar and US dollar basis from 0.7 times cost at June 30, 2008, to zero at September 30. KPE holds ACTS as one of three negotiated equity investments. Like many businesses with exposure to the North American commercial aviation market, ACTS suffered from reduced maintenance volumes during the quarter. These volume reductions resulted from flying volume declines at major airlines, as well as from changes in fleet configurations as carriers look to optimize fuel efficiency.

We are actively working with management to navigate the company through these challenging business conditions. At the end of the second quarter of 2008, KPE’s investment in ACTS comprised approximately 2% of NAV.

KION. We marked our investment in KION on a Euro basis from 1.0 times cost to 0.7 times cost as of September 30. After foreign currency translation, the KION investment was marked on a US dollar basis from 1.0 times cost to 0.8 times cost at September 30. The aggregate fair value of the Investment Partnership’s investment in KION at September 30 was $96 million, or 2.5% of net assets. During the third quarter, the decrease in fair value related to our investment in KION was primarily due to a significant decline in the valuation multiples for KION’s publicly listed material handling equipment peers, driven by the deteriorating macro economic outlook and, to a lesser extent, the impact of higher raw material costs.

Business at KION continues to perform well and in line with our operational plan. The company reported first half 2008 results on September 4. Revenues for the first six months of the year represented a year on year increase of 9.3%, despite more challenging market conditions. Profitability also increased, with adjusted earnings before interest and taxes advancing by 20.2%. KION’s EBIT margin of 8.4% was significantly higher on a year over year basis.

The company reported a higher order intake for its brands, despite prevailing market conditions that matched a very high prior year figure in a highly competitive market that contracted in May and June 2008, after having grown continuously for more than two years. KION was able to offset rising raw material, energy, and transportation costs during the third quarter through its company efficiency program, as well as through price increases and synergies from its multi brand strategy.

Capmark. We marked our Capmark investment from 1.1 times cost at June 30 to 0.8 times cost at September 30. The decrease in value was due to a decline in the medium price to book value ratio of publicly traded finance companies comparable to Capmark. As has been the case for several quarters, Capmark has been challenged by the continued impact of a difficult credit environment, a lack of liquidity in the commercial real estate market, troubled market conditions for loan securitizations and loan sales, and declines in trading valuations of comparable companies. However, the company maintains a strong liquidity position with $2.1 billion of cash and borrowing capacity as of mid October. The next maturity not covered by cash on our balance sheet is 2011.

Despite challenging conditions, Capmark continues to reduce its consolidated indebtedness by using proceeds from asset sales to pay down debt. The aggregate fair value of the Investment Partnership’s investment in Capmark at September 30 was $122 million, or 3.1% of net assets.

The investment in Alliance Boots did not experience a change in valuation during the third quarter. We continue to hold the investment in Alliance Boots at cost, but the Investment Partnership experienced a decrease in the value of its investment in Boots, due entirely to the impact of the change in the exchange rate from British pounds sterling to the US dollar during the quarter ended September 30.

Our investment in British healthcare company, Alliance Boots, is performing well and validating our initial investment thesis for the business, which was to own a market leader in a defensive industry with significant potential for revenue enhancement and cost savings. Sales and EBITDA are above budget. For fiscal 2008, which ended March 31, revenue was up 4.8% versus a year earlier, and EBITDA was up 17.9%. Last week the company released six month performance for the period ended September 30 and announced that revenues were up 11.3%.

A conversion of Alliance Pharmacies into Boots branded pharmacies in the UK is on track, and a number of large scale operational improvements are bearing fruit, including an enhancement of supplier procurement systems and the company’s IT system. Alliance Boots recently entered a joint venture in China and is exploring other avenues of growth in Asia, India, and Latin America. The aggregate fair value of the Investment Partnership’s investment in Alliance Boots at September 30 was $397 million, or 10.3% of net assets.

Now let me talk about ProSieben. We marked our ProSieben investment on a Euro basis from 0.7 times cost at December 31 to 0.1 times cost at September 30. This includes the related foreign currency exchange contract. Including the impact of foreign currency translation, the ProSieben investment was marked on a US dollar basis to 0.8 times — from 0.8 times to 0.1 times at September 30.

We wrote our investment in ProSieben down due to continued current weakness in the German advertising market and a soft outlook for 2009. Continuing compression in multiples for the comparable company universe also impacted our valuation. Operationally, ProSieben has been challenged. For the six month period ended June 30, pro forma group revenues were substantially even with the year earlier period, while EBITDA fell 21%.

I would also like to briefly discuss Masonite, which the Investment Partnership holds through the Millennium Fund. Masonite, a global manufacturer of doors and door components, is experiencing difficult operating conditions due to the ongoing housing market downturn in the United States and in Western Europe and materials cost inflation.

Since the end of the second quarter of 2008, Masonite has been in technical default due to violation of the financial covenants under its bank debt facility. Masonite is currently in negotiations with its bank group and bond holders in an attempt to secure a covenant amendment or waiver, and we have therefore written down our investment in Masonite to zero at September 30 from 0.3 times cost at June 30.

The company has reached a forbearance agreement with its bank lenders, who have agreed not to accelerate the bank debt before November 13, 2008. The bank lenders blocked the bond interest payment due October 15, and if the payment is not made prior to November 15, the bond holders will have the right to accelerate their bonds. At the end of the second quarter of 2008, the Investment Partnership’s investment in Masonite was approximately $4 million, or less than 1% of NAV.

As George discussed several minutes ago, despite these downward changes in value during the third quarter, we are on track with our plans for the majority of our portfolio company investments. These on track investments include some of our biggest and most recent investments, including Biomet, Dollar General, First Data, and HCA, among many others. I’d like to take a couple minutes to touch on a few of these investments in detail.

Dollar General has posted year over year revenue and EBITDA growth every quarter since July 2007, when we acquired the company. The company reported second quarter 2008 results for the period ended August 1, 2008, on September 3. Results were very strong and were — very strong when contrasted with a year ago. Sales for the quarter increased 11.2% compared to the second quarter of fiscal 2007. Same store sales increased 10.1%, with customer traffic and average transaction amount contributing significantly to the sales increase.

The second quarter gross profit rate increased by 250 basis points from a year earlier to 29.1%, driven by improvements in shrink, lower markdowns, and improved distribution logistics efficiencies. Selling, general, and administrative expense as a percentage of sales decreased 111 basis points from the second quarter of 2007. Adjusted EBITDA rose 55% in the second quarter of 2008 compared to the second quarter of 2007.

Cleaner and more organized stores, merchandising improvements, extended opening hours, and the trend of customers migrating to value offerings in the softening economic environment have supported the strong results and also enabled the company to generate excess cash to decrease its total leverage. Initiatives currently underway at Dollar General include improving sourcing and increasing private label penetration, should position the business positively for the rest of this year and into 2009. The aggregate fair value of the Investment Partnership’s investment in Dollar General at September 30 was $346 million, or 8.9% of net assets.

Biomet, which we acquired in July of 2007, is performing well across all three of its business segments, with the US orthopedics and European orthopedics segments, in particular, growing at above market rates and gaining market share. The aggregate fair value on the Investment Partnership’s investment in Biomet at September 30 was $305 million, or 7.9% of net assets.

Revenues in HCA — revenues and EBITDA at HCA, which we acquired in November 2006, are healthy, with performance driven by strong pricing growth, which boosted cash revenues for equivalent admission and good overhead expense management. The aggregate fair value of the Investment Partnership’s investment in HCA at September 30 was $369 million, or 9.5% of net assets. Our investments in Biomet and HCA are also benefitting from demographic trends, which are independent of cyclical valuations. Thank you for all of your attention. Now I will turn the call over to Kendra Decious.

Kendra Decious  - KKR Private Equity Investors - CFO

Thank you, Paul. I will review KPE’s performance for the quarter ended September 30, 2008, then we will open the line for questions. As of September 30, 2008, KPE’s net asset value $3.862 billion. As George noted earlier, our NAV per unit was $18.85. This compared to an NAV per unit of $22.25 on June 30, 2008.

Net unrealized depreciation on investments and foreign currency transactions was $649 million, which represented the majority of the decline in net assets for the third quarter of 2008. This net unrealized depreciation was primarily comprised of downward changes in the value of EFH, NXP, ACTS, the convertible senior note investment in Sun Microsystems, KION Group, Capmark, and a currency translation effect at Alliance Boots.

In the interest of time, I will not cover these private valuation changes in detail, as Paul has already discussed them. Please also refer to the financial information in KPE’s third quarter 2008 earnings press release and interim financial reports, both available on our website, for further descriptions of these valuation changes.

I will, however, discuss our convertible note investment in Sun Microsystems. Our investment in Sun is valued using a reference asset for which a market quotation is readily available. Thus, it is impacted by credit and market price fluctuations. The widening of credit spreads and illiquidity in the credit and convertible markets impacted our valuation of Sun at the close of the third quarter.

In addition, Sun’s stock price fell to $7.60 on September 30 from $10.88 on June 30, 2008, a decrease of approximately 30%. However, as a reminder, our investment is structured as a note receivable from Sun, which provides principal protection to KPE. In other words, our convertible notes require the repayment of principal at the end of their original five and seven year terms.

Year to date, through September 30, KPE’s decrease in net assets resulting from operations was $1.125 billion, and the total return for the nine months ended September 30 was negative 23%.

Now I’ll discuss our scheduled investments. As of September 30, the Investment Partnership’s portfolio of private equity investments, net of related financing and opportunistic investments, totaled $4.314 billion. These investments consisted of private equity fund investments of $1.558 billion in six KKR private equity funds, co-investments of $2.15 billion in 13 companies within these funds, negotiated equity investments of $325 million, and opportunistic investments of $281 million.

As of September 30, 2008, the Investment Partnership has remaining undrawn capital commitments to KKR’s investment funds of approximately $950 million. These undrawn capital commitments are expected to unfold over a multi-year time horizon that does not necessitate the immediate drawdown of capital in full.

Moving to liquidity, as of September 30, 2008, we had a cash balance of approximately $143 million. The Investment Partnership had drawn approximately $503 million of its five year senior secured credit facility established in June, 2007, as of September 30, 2008.

Subsequent to September 30, the Investment Partnership borrowed an additional $325 million to fund potential working capital needs, which resulted in availability for further borrowings under the revolver of $172 million. After this drawdown and certain investing activity disclosed in our press release, our pro forma cash balance is currently $438 million.

Now, with respect to our revolver capacity, Lehman Commercial Paper, Inc., one of 14 original lenders under the revolver, has filed for bankruptcy. Lehman held and initial aggregate $75 million of the $1 billion total revolver commitment. As of today, $37 million of Lehman’s initial commitments remain unfunded, effectively reducing our availability from $171 million, absent the Lehman bankruptcy, to $134 million in unfunded commitments, or from $1 billion to $925 million in total commitments.

We hope that Lehman’s commitment will be acquired by another existing or new lender, but it is possible that no acquirer will be willing to do so. We continue to believe that our current sources of liquidity are sufficient to honor our commitments as and when they become due.

Thank you all for your attention. Max, we can now open the line for questions. Please keep in mind that KKR is in an SEC mandated quiet period during its registration process, and we may not be able to respond to all of your questions because of regulatory prohibitions. Max?

QUESTION AND ANSWER

Operator

Thank you, ma’am. (Operator Instructions). We go first to Sanjay Sakhrani with KBW.

Sanjay Sakhrani  - KBW - Analyst

Hi. Thank you. I was just wondering, within the portfolio, are there any specific portfolio companies that may be touching upon any specific covenants?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Paul, why don’t you do that?

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Well, as we discussed, Sanjay, Masonite is already in default. There are several companies that I would say are within range of their covenants, but we’re obviously working very hard to ensure that we don’t get close to other covenants. You should also remember that the vast majority of the transactions that were done in 2006 and 2007 were covenant-light deals, and most of them had PIK toggle, so we have the ability to stop paying cash interest and picking the debt, and as I said, there are very few covenants, if any, in most of those transactions. As an example, First Data has PIK toggle features and has no covenants.

Sanjay Sakhrani  - KBW - Analyst

(inaudible) we were to take some kind of percentage of NAV on the portfolio. I mean, how much of it is covenant light/PIK toggle?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Well, I would tell you that 75% by value of all the companies that we have are performing at or ahead of plan. Most of those have no real covenants in it, and they all have some kind of PIK toggle as well.

Sanjay Sakhrani  - KBW - Analyst

Okay, great. Thank you. And then, maybe just on that business combination transaction — I’m not sure how much you could discuss about it, but is the delay more market related or process related regarding some of the stuff that you mentioned on the filings, et cetera? Thanks.

George Roberts  - KKR Private Equity Investors - Co-Chairman

David, are you on?

David Sorkin  - Kohlberg Kravis Roberts & Co. - General Counsel

Yes, George. I’d say it’s more process related. We’re still working through the SEC process, as George had mentioned in his remarks.

George Roberts  - KKR Private Equity Investors - Co-Chairman

That’s David Sorkin, our General Counsel at KKR, who just answered that question.

Sanjay Sakhrani  - KBW - Analyst

Okay. Thank you.

Operator

(Operator Instructions) We’ll go to Iain Scouller with UBS.

Iain Scouller  - UBS - Analyst

Hello there. I was wondering if you would just talk a bit about financing. Is it possible the next few months that you may sell some of the funds in the portfolio and some of the commitments because obviously, the cash that you’ve now got on the balance sheet is relatively modest?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Well, I think from a liquidity standpoint we feel like we’re in pretty good shape, and we really don’t have any plans right now to sell any more secondary interest in either the funds or any of the investments that we have at this time.

Kendra Decious  - KKR Private Equity Investors - CFO

And, Iain, this is Kendra Decious. I would also point out that we do have, after taking into account the revolver draw, over $400 million of cash plus some additional availability, within the revolver, remaining, and that, also, of our commitments that we have, we do think that those will, as we’ve discussed in the past, will fund over a multi-year horizon. So, as George pointed out, we feel that we have adequate liquidity currently, based on the current investing environment.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

And, Iain, it’s Paul. As we talked about in the second quarter conference call, when we released second quarter earnings, and we talked about the fund sales that we did after the end of the first quarter. You’ll remember that we told you then, we principally did that not for liquidity, but rather to show investors that there were sophisticated investors in the world who were willing to pay prices that were within 10% of our reported NAV at a time when we were trading at a 30% to 40% discount. And obviously, that didn’t impress too many people, because the discount to NAV has widened since we announced those transactions.

Iain Scouller  - UBS - Analyst

Just a follow-up. In terms of new investments, [what is the indication] that the rate of new investments going to be pretty quiet in the next few months?

George Roberts  - KKR Private Equity Investors - Co-Chairman

I would say the next few months they certainly will. I mean, basically, when all is said and done, today you can’t raise any debt to do a buyout.

Iain Scouller  - UBS - Analyst

Okay.

Operator

We’ll go next to Arnaud Giblat with Merrill Lynch.

Arnaud Giblat  - Merrill Lynch - Analyst

Hi, this is Arnaud Giblat from Merrill’s. Given the [potential] on realized depreciations we’ve seen this quarter and the recent fall (inaudible) in equity and credit markets, could you give us a bit of indication in terms of the prospects for performance fees for KKR general partner and how long it might [take] to get to the run rate levels discussed in July?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Jon, are you on? Is that question on the KKR GP side?

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

It is.

Arnaud Giblat  - Merrill Lynch - Analyst

Yes.

Jonathan Levin  - Kohlberg Kravis Roberts & Co. - Executive

We can’t discuss that, due to the regulatory process that Paul and Kendra mentioned in their upfront speech.

Arnaud Giblat  - Merrill Lynch - Analyst

Okay, fine. Second question was regarding your comments on the investments made in — on the performance of investments made in ‘86 to ‘88 and 2001 to 2003. I’m just wondering if you had any similar type of statistics with investments made just prior to that period. So perhaps ‘84 to ‘85 and ‘99 to 2000. How well did those investments fare?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Well, we don’t have them at the tip of our tongue, but we’ll get them for you. I think they performed pretty well.

Arnaud Giblat  - Merrill Lynch - Analyst

They did? Okay. They all returned double digit, high (inaudible)?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Well, if you look at every fund we’ve done, they’ve all been positive. The worst performing fund we did was the 1987 fund. That still returned 2X capital that was in it. The gross returns for KKR for the last 32 years has been over 27%, so we must be doing something right.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. - Partner

Hey, Arnaud, it’s Scott Nuttall speaking. We actually went back and looked at every vintage year that we’ve been investing since 1976, and there’s 32 vintage years there. Thirty-one of those 32 vintage years generated positive returns on the investments made within the — those years. The only year that was a negative was 1990, so, [to] George’s point, we don’t have the specific numbers for the years right before.

We’ve outperformed during the periods of time where the market was low, but the performance has actually been very positive and certainly well into the double digits for years preceding difficult stock markets. So, as George said, we can get you that detail, but the bottom line is 31 of 32 years have had positive returns.

Arnaud Giblat  - Merrill Lynch - Analyst

Okay, that’s very helpful. Thank you.

Operator

We go next to Michael Kim with Sandler O’Neill.

Michael Kim  - Sandler O’Neill - Analyst

Good morning, everyone.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Good morning, Mike.

Michael Kim  - Sandler O’Neill - Analyst

First question. Just kind of at the time of the deal announcement, you offered up a potential valuation for the combined entity, based on some assumptions around run rate, economic net income, and target multiples. Now, kind of three months down the road, do you think that valuation range is still reasonable, and if so, why do you think there seems to be such a wide gap between what you’re thinking and kind of, what the market is saying?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Scott? David?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. - Partner

Sure, I think some of this stuff we have to be careful, given the regulatory stuff, but I think the bottom line is, over the long term, we’ve been able to generate very attractive returns on a very consistent basis. What we look to is whether or not our companies are performing and whether or not we’re actually driving the operational change that we planned for when we acquired the company.

The reason that we’ve shared that 75% statistic with you — the 75% of — by dollar values the companies in our portfolio were performing above last year or ahead of plan is we think that’s really what is going to be the value driver going forward, is whether we’re growing EBITDA and whether we’re paying down debt, and in these instances, and especially across this portfolio, we’re absolutely doing that.

I think clearly the market is disrupted on a number of fronts, and we think that a lot of what is going on with KPE’s stock price in particular relates to technical factors and a lack of liquidity, but the bottom line from our standpoint is we still believe that we’re going to be able to create value in this portfolio, and that’s what we’re focused on doing every single day.

So I know that there’s a perception — there’s probably quite a bit of noise in the market. Financials are off. A lot of our shareholders are being unwound themselves and are having to sell stock in a forced manner, but we believe that a lot of what we’re seeing is short term and technical, and for the long term and what we — we’re focused on doing, we’re actually pleased with the results and ever vigilant in a tough economy.

The other thing I would say is obviously, we’re now subject to FAS 157, which brings more volatility into the portfolio, so when comparable companies trade down, we need to mark our portfolio down. We don’t need to sell those companies. We have optionality on when we exit, and we have no strains from a liquidity standpoint, and our perspective is, if we keep doing our job and creating operational value, we will be able to time our exits the right way, so that we will be able to generate attractive returns in the long term.

And so, I think our business is as it ever was, which is to focus on the long term and, head down, do what you need to do to really create value, and then the rest tends to take care of itself, because we’re pretty good at timing exits when the market is accepting it.

Michael Kim  - Sandler O’Neill - Analyst

Okay. And then, kind of looking at the flip side, in terms of the potential transaction, if that were to be put on hold, do you have any kind of contingency plans in place to address some of the structural issues of KPE that you talked about, as a stand along entity, whether it’s illiquidity or even thinking about, kind of, the cash flow of the vehicle?

David Sorkin  - Kohlberg Kravis Roberts & Co. - General Counsel

This is David. I would start off by saying there is no intention to put the transaction on hold. As for other aspects [of the question — liquidity], Kendra –

Kendra Decious  - KKR Private Equity Investors - CFO

I mean, certainly there are some avenues that we were looking at before the transaction got announced, but again, I would just reiterate what David said, which is that we expect the transaction to close.

Michael Kim  - Sandler O’Neill - Analyst

Okay, fair enough. And then, maybe just one final one. Just broadly speaking, are you guys kind of seeing any signs of institutional investors maybe starting to scale back on allocations to private equity, just given some concerns around performance or even because maybe target allocations have kind of gotten out of whack, just given the public equity side declining so much?

George Roberts  - KKR Private Equity Investors - Co-Chairman

I think that the denominator, obviously, for everybody has gone down, and you’ll see some folks pull back on their allocations for private equity. You’ll also see some raise the allocations because of the denominator effect. You’ll also see some large LPs start to invest in some of the other things we’re doing, such as infrastructure and fixed income and the mezzanine products that we have as well.

And we’ve also seen, on the positive side, capital come in from other parts of the world other than the US that now look at this is a really good time to be investing in private equity. So net net, it’s some additional money coming in and some amount that’s going to be shrunk from the balance sheets of some of the big funds.

Michael Kim  - Sandler O’Neill - Analyst

Okay. Thanks for taking all my questions.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Sure.

Operator

We go next to John Levin with Levin Capital.

John Levin  - Levin Capital - Analyst

Hi. Recognizing the businesses are performing well, the S&P was down 17%, I think, in October, and you can add value to your businesses, but there may or may not be some debt at underlying level. How do you think, generally, without a forecast, of — what kind of adjustment in asset value is required, because the gap between your stock price and any reasonable asset seems so large. If the market goes up 20, all things equal, how do you think about it? If the market goes down 20, all things equal, how do you think about it without a forecast?

George Roberts  - KKR Private Equity Investors - Co-Chairman

[I don’t know]. Paul? Scott? You guys want to take that?

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

John, I’m not sure how to answer the question. I mean, we obviously have budgets and plans for each one of our portfolio companies, and as we’ve said several times on this call, more than 75% of those companies are either on plan or are ahead of last year. So from our perspective, the vast majority of our investments are doing quite well.

I mean, we’re as distressed as you or any other investor, in terms of why the stock price has gone down so much. I mean, at September 30, the unit price was $9.40. Before we — right before we came on this call, it was at $4.60, so it was cut in half, or slightly more than in half, which is significantly worse than the market performance in the month of October. So I don’t understand how the market is looking at our particular security here. (inaudible)

John Levin  - Levin Capital - Analyst

I think that’s why I asked the question.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Yes, well, I — well, if you have some more insights, maybe you could help us — Scott, I think, wants to add something.

Scott Nuttall  - Kohlberg Kravis Roberts & Co. - Partner

John, I guess the way we look at it is if the market is up 20% or down 20%, the valuation approach we take is a combination of what’s going on with publicly traded comparable companies plus what’s going on from a discounted cash flow valuation standpoint when we kind of run the projections for the companies from the model.

Obviously, we have leveraged capital structures. So, to the extent the market goes up 20%, we have leverage on the upside, and that leverage is accentuated as we grow EBITDA in these companies, clearly, and we pay down debt.

On the down side, really, what we’ve been seeing thus far, and you can see the net impact of it on the quarter, is when you work all that through, we’ve seen the market decline, and what happens is we get whacked because publicly traded comps are down. We don’t get whacked as much as you might expect, given the leverage in our capital structure, because we’ve actually been able to grow profitability and reduce debt.

So to the extent, if you want to think about an average capital structure across our portfolio Company is something on the order of 60% to 70% debt and work through what happens from a one or two point multiple move — one or — each direction, it’ll give you a sense how much the valuation will move for those underlying companies on just the comparable company basis, before adjusting for EBITDA and debt pay down and before taking into account the DCF aspects of it.

It’s hard to be precise about it, but I think, simply put, if we grow EBITDA, we’ll have less exposure than you’d expect on the down side. If we grow EBITDA, given the leverage in our capital structures, we’ll have more upside, as the market moves the other direction.

John Levin  - Levin Capital - Analyst

That’s a very helpful answer. I tried to do that, and the stock seems to have gone down more than any reasonable adjustment based on the leverage, given the operating improvements.

Scott Nuttall - Kohlberg Kravis Roberts & Co. - Partner

We would absolutely agree with that summary.

Operator

We go next to Mark Sunderhuse — excuse me, Red Rocks Capital.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Hi. Good morning. If you guys look at the collective portfolio going forward for next year, do you see an absolute net revenue increase in terms of both cash flow and revenues, and if so, could you elaborate? And then, the second question would be could you just take a moment on FASB 157 and potentially detail out [one named] comps you use or at least how you go about the methodology, both internally and with your auditors and external valuation partners?

George Roberts  - KKR Private Equity Investors - Co-Chairman

Paul, you’re getting a lot of questions today.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Well, in terms of revenue and EBITDA for 2009, it’s impossible to answer the question today. You would imagine and expect that virtually all of our companies are in the budgeting process for 2009, as we speak, and most of those budgets will be finalized in December and some into early January.

We have told the deal teams here at KKR to think very conservatively about 2009. Don’t focus on what you’re — what you’ve done through the first nine months of 2008. Focus on what the trends have been for the last two or three months of 2008, in terms of the current year.

So you could be up 10% in a particular company through nine months, but the last three months might only be up 3% or 4%. So we’re telling people, focus on that 3% or 4%, be conservative off of that, and then cut costs accordingly in order to maintain EBITDA margins next year. Now — so we’re telling people that if we’re wrong — if we’re too negative, therefore, we’ll make more money next year, but frankly, I don’t think we’re too negative. I think we’re telling people to be very conservative about how they approach 2009.

As George said earlier, we’ve been in business 32 years, in terms of the private equity business, and we’ve been through four other downturns. This is going to be the fifth one. This one’s, obviously, pretty significant, but we’ve been here before. We’ve seen it before, and we’re telling all of our teams here, as well as the managements of our portfolio companies, to plan accordingly.

In terms of the valuation process, I’m going to ask Tom Uger to kick in here with me in a minute, but basically, we get valuations from each — we value each company internally at KKR, then we present the information to Duff & Phelps, who is our independent third party advisors for valuations. Deloitte, obviously, because we’re a publicly traded company at KPE, also reviews those valuations. So we have two levels of scrutiny, if you will, in terms of how we do the valuations and what the valuations actually turn out to be.

In terms of the details of the process, Tom, why don’t you spend a minute and talk them through comparables and discounted cash flow?

Tom Uger  - Kohlberg Kravis Roberts & Co. - Executive

Right. As Paul mentioned, the valuation process starts with our deal teams, and each deal team selects a universe of comparables that’s appropriate for the particular company that we’re valuing. If a company has multiple business lines, we might select the universe of comparables for each of those business lines and value the company on the sum of the parts basis.

I can tell you that the universe of comparables that we select typically remain largely the same, period to period. The other major element of the valuations are, as Paul said, a DCF, where we use the best view of projected performance for the company for the next three to five years and then, typical, corporate finance techniques to come up with a weighted average cost of capital and an exit multiple and look at implied perpetuity growth rates on exit.

So then this report will include the valuation, as supported by comps analysis and by DCF analysis. Our deal teams will then select a point in between those two analyses, and to that, we’ll apply an illiquidity discount, depending on the particular situation of the company. Again, the weighting between the two analyses is typically very similar, period to period, as is the illiquidity discount that we select, unless something has changed at a particular company.

And once we’ve done all of that work, shared it with the advisors, as Paul mentioned, we present all of that to our other business committee, which is a group of the senior most partners of the Firm, where all of the valuations are discussed and debated, and then ultimately that group will finalize the valuations, and then they’re used for reporting for KPE, as well as for our funds.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Thank you.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Mark, suffice it to say that it’s a detailed, complex process that varies very little, quarter to quarter.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Great. Appreciate it.

Kendra Decious  - KKR Private Equity Investors - CFO

Mark, I’m sorry, just to belabor the point a little. This is Kendra Decious. I just wanted to reiterate the last thing that Tom mentioned, which is that, although this process goes on for all of the investments that are within KKR’s funds and are reported out to all its LPs, we accept that information, and we don’t make any changes.

So it’s very consistent throughout KKR’s entire platform. KPE uses the same valuation, and the last thing I would say is that every single investment goes through this fair value process at the end of each quarter. So even where there are investments that are purportedly still held at cost, what that really means is that they’re held at fair value, which is — happens to be equivalent to cost at that particular measurement date.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Okay, so it’s not a sampling process. Each company is valued independently each quarter.

Kendra Decious  - KKR Private Equity Investors - CFO

That’s correct.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

That’s correct.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Great. Thank you very much.

Operator

And we’ll take our final question from Christopher Brown with Cazenove.

Christopher Brown  - Cazenove - Analyst

Hi there. I just wonder whether you could comment on the exchange ratio in the merger and how that was — how the 21% was derived and whether, as result of market movements, we can expect that, too, to change.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Scott and David, why don’t you guys do that one?

Scott Nuttall  - Kohlberg Kravis Roberts & Co. - Partner

Well, I think in terms of how it was derived, we spent quite a bit of time on that when we announced the transaction and came to the agreement with the KPE Board of Directors. As we’ve said, we remain committed to the transaction as structured and expect to move ahead and do not anticipate any changes at this time.

George Roberts  - KKR Private Equity Investors - Co-Chairman

Also, the KPE Board was advised both by Lazard and Citibank.

Christopher Brown  - Cazenove - Analyst

Okay. My second question is, what — have there been any secondary trades in KKR funds of which you’re aware [that have been at] — reflecting current market conditions? And so, what sort of discount [to NAV] they might have changed hands at?

Bill Janetschek  - Kohlberg Kravis Roberts & Co. - CFO

This is Bill Janetschek, the CFO of KKR. I just want to let you know, since the last trade we’ve done between KPE and several investors who, as Paul mentioned earlier, purchased those secondary interests at roughly an 8% discount, there have been no secondary trades that have occurred post that transaction.

Christopher Brown  - Cazenove - Analyst

Is that for [KPE] or for —

Bill Janetschek  - Kohlberg Kravis Roberts & Co. - CFO

That’s for KKR funds.

Christopher Brown  - Cazenove - Analyst

For KKR funds. Okay, thanks.

Operator

And with no other questions, I’d like to turn the call back to Mr. George Roberts for any additional or closing comments.

George Roberts  - KKR Private Equity Investors - Co-Chairman

I’d just like to thank you all for joining the call. This is obviously a very stressful time for everyone. We’re working very, very hard to create value in all the companies that we have and you have invested with us. This is not a short term kind of business, as we’ve told all of you on the road show. This takes time.

The current events of the last three, four, five, six months are going to stretch out that time period, but the key focus that we have in the Firm is creating value within the portfolio companies that we have, and if we do that, the results will follow here. So thank you all very much for joining.

Operator

And that does conclude today’s call again. Thank you for your participation. Have a good day.

Editor

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